Exhibit 99(e)
                           PRESS RELEASE


FOR IMMEDIATE RELEASE


TUESDAY
JANUARY 13, 1998


CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501) 688-8229


       TCBY REPORTS NET INCOME UP 36 PERCENT FOR FISCAL 1997


LITTLE ROCK, AR - Tuesday (January 13, 1998) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for 1997 improved to $8,879,215 or $.37 per share, from $6,548,365 or $.26 per share, for 1996. Net income for the fourth quarter of 1997 improved to $1,177,428 or $.05 per share, from $844,434, or $.03 per share, for the same period of 1996.

Sales and franchising revenues for 1997 and 1996 were $104,331,460 and $95,804,256, respectively. Sales and franchising revenues for the fourth quarter ended November 30, 1997 and 1996 were $20,537,829 and $20,360,384, respectively. The increase in sales and franchising revenues during the year is primarily attributable to the Company's continued development of co-branded locations, increased distribution of "TCBY"(Registered) branded products through retail channels, private label manufacturing opportunities, and expanded international development.

Earnings for the year also benefitted from further reductions in selling, general and administrative expenses (SG&A) as a result of the Company's restructuring plan implemented in 1996. The Company expects that the current SG&A level will be maintained throughout 1998.

There were 2,782 "TCBY"(Registered) locations at the conclusion of 1997. In addition, there are several thousand retail points-of-sale for "TCBY"(Registered) products domestically and abroad. As of November 30, 1997, there were over 300 locations under agreement for development, the majority of which will open in 1998. Agreements have been signed for development with many major companies including Exxon, Texaco, Shell, Subway, and a test project with Taco Bell continues. These alliances offer multiple development opportunities for the TCBY brand.

International development continued to expand in 1997. As of November 30, agreements were in place to develop "TCBY"(Registered) locations in over 65 countries. The
Company expects additional agreements to be executed, and will assist existing franchisees in the development of new locations in their markets.

During 1997, the Company continued the development of the Juice Works(Registered) concept. To date, there are over 40 Juice Works(Registered) locations open or under development. As previously announced, Host Marriott has committed to
develop  Juice  Works(Registered)  locations  in   airports,
travel plazas  and  malls.   The  Company  feels  this  will
greatly contribute to the  development and awareness of  the
Juice Works(Registered) concept.   As of  November 30,  Host
Marriott had  opened  five  Juice  Works  locations   and  an
additional 10 were under development.

"We are very pleased with our 1997 results. The Company has experienced eight consecutive quarters of income improvements over the comparable prior periods," said Frank
D. Hickingbotham, Chairman of the Board and Chief Executive Officer. "We continue to pursue opportunities that will expand the TCBY brand, making our quality products more available to consumers. With over 300 franchise agreements signed for development primarily in 1998 we expect to continue the expansion of the brand."

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased approximately 2.3 million shares under this authorization. In addition, in December, 1997 the Board authorized the purchase of an additional two million shares. To date, all purchases have been made utilizing the Company's cash from operations.

During 1998, the Company plans to continue the development of locations in conjunction with national and regional petroleum companies and to expand co-branded locations with other national food companies. The Company will also focus on the development of the Juice Works(Registered) brand and franchise system. International development is expected to occur with the addition of new countries and expansion in current markets.

A key objective of the Company continues to be the enhancement of shareholder value. As such, the Company's executive management team will only receive their full incentive bonus if the Company attains basic earnings per share of $.46 in 1998, which would approximate a 24 percent increase over 1997 earnings per share. The Company expects revenues from food products and equipment sales to increase over 1997 due to continued expansion of co-branded locations and other manufacturing opportunities.

The forward-looking statements with respect to earnings, revenues, and SG&A are based on certain assumptions regarding the economy, competition, costs of raw materials, unit openings and closings, sales volumes per unit and other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.


TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.



                        TCBY Enterprises, Inc.
                     Selected Financial Highlights
                   ($000, Except Per Share Amounts)
                              (Unaudited)


                              Three Months Ended      Year Ended
                                  November 30         November 30
                                1997      1996       1997     1996
Operating Results
Sales & Franchising Revenue   $20,538   $20,360   $104,331  $95,804
Net Income                      1,177       844      8,879    6,548
Net Income Per Share              .05       .03        .37      .26
Average Shares Outstanding     23,743    24,745     24,062   25,157
Dividends Paid Per Share          .05       .05        .20      .20

                                  November 30        November 30
                                     1997               1996
Financial Position
Current Assets                      $46,226           $ 44,706
Current Liabilities                  11,694             10,777
Property, Plant & Equipment, Net     40,341             43,339
Total Assets                         99,264            102,468
Long-term Debt, Less
  current portion                     6,298              9,469
Stockholders' Equity                 97,687             93,419
  Less Treasury Stock               (20,262)           (14,198)
Total Stockholders' Equity           77,426             79,220

                                -30-